PRESS RELEASE

Klondex Completes $26,270,000 Bought Deal Public Offering of Common Shares

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Vancouver, BC – September 10, 2015 - Klondex Mines Ltd. (TSX: KDX; OTCQX: KLNDF) ("Klondex" or the "Company") is pleased to announce that it has completed the previously announced bought deal offering pursuant to which the Company issued 7,400,000 common shares (the "Common Shares") at a price of C$3.55 per Common Share for aggregate gross proceeds of C$26,270,000 (the "Offering"). The Offering was underwritten by a syndicate of underwriters led by GMP Securities L.P. and including Canaccord Genuity Corp., Clarus Securities Inc., Dundee Securities Ltd., Mackie Research Capital Corporation, M Partners Inc., RBC Dominion Securities Inc. and Haywood Securities Inc.

The Company plans to use $23,226,000 of the net proceeds from the Offering towards the repayment of the Company's currently outstanding senior secured notes, with the remainder of the net proceeds to be used for general working capital purposes.

The Common Shares were offered by way of a short form prospectus filed in all of the provinces of Canada (other than the province of Quebec) pursuant to National Instrument 44-101 – Short Form Prospectus Distributions and in the United States on a private placement basis pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended.

About Klondex Mines Ltd. (www.klondexmines.com)
We are a well-capitalized, junior-tier gold and silver mining company focused on exploration, development, and production in a safe, environmentally responsible, and cost-effective manner. We have 100% interests in two producing mineral properties: the Fire Creek project and the Midas mine and ore milling facility, both of which are located in the State of Nevada, USA. Our milling and processing facilities, which are located at Midas, process mineralized material from both Midas and Fire Creek. Fire Creek is located approximately 100 miles south of Midas.

For More Information
John Seaberg
Senior Vice President, Investor Relations
O: 775-621-5512 | M: 303-668-7991
jseaberg@klondexmines.com

Cautionary Language to Forward-Looking Statements

A production decision at the Fire Creek Project has not been made by Klondex, as it is still in the bulk sampling phase. Although a production decision at the Fire Creek Project has not been made, the mineralized material extracted from the Fire Creek Project under the bulk sample permit is processed through the Midas mill.

A production decision at the Midas mine was made by previous operators of the mine prior to the completion of the acquisition of the Midas project by Klondex and Klondex made a decision to continue production subsequent to the acquisition. This decision by Klondex to continue production and, to the knowledge of Klondex, the production decision made by the previous operator were not based on a feasibility study of mineral reserves demonstrating economic and technical viability prepared in accordance with National Instrument 43-101. Readers are cautioned that there is increased uncertainty and higher risk of economic and technical failure associated with such production decisions.

This news release contains certain information that may constitute forward-looking information under applicable Canadian securities legislation, including but not limited to information about the Company's anticipated uses of the net proceeds of the Offering. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company's business are more fully discussed in the Company's disclosure materials filed with the securities regulatory authorities in Canada and available at www.sedar.com. Readers are urged to read these materials. Klondex assumes no obligation to update any forward- looking information or to update the reasons why actual results could differ from such information unless required by law.

Suite 2200, 1055 West Hastings Street, Vancouver, BC, Canada V6E 2E9 | Telephone +1 775.284.5757	www.klondexmines.com